TRICON RESIDENTIAL INC.
Annual and Special Meeting of Shareholders
held on June 22, 2022
REPORT OF VOTING RESULTS
Pursuant to National Instrument 51-102 Continuous Disclosure Obligations
Section 11.3
The following matters were voted on at the Annual and Special Meeting of Shareholders (the “Meeting”) of Tricon Residential Inc. (“Tricon”) held on Wednesday, June 22, 2022. Full details of these matters are set out in the Notice of Meeting and Management Information Circular dated May 10, 2022 (the “Circular”), which is available under Tricon’s profile on SEDAR at www.sedar.com. The board of directors of Tricon recommended that shareholders vote FOR:
•the election as director of each of the ten nominees listed in the Circular;
•the re-appointment of PricewaterhouseCoopers LLP as auditor of Tricon and the authorization to fix their remuneration; and
•the approval of a resolution to continue, amend and restate Tricon’s shareholder rights plan.

1.Election of Directors
Each of the ten nominees listed in the Circular was elected to serve as a director of Tricon until the next annual meeting of shareholders or until his or her resignation or until his or her successor is elected or appointed. The outcome of the vote (including votes by proxy and virtually at the Meeting) was as follows:

Nominee	Votes For		Votes Withheld
	Number	%	Number	%
David Berman	215,211,317	98.86%	2,483,559	1.14%
J. Michael Knowlton	215,383,973	98.94%	2,310,902	1.06%
Peter D. Sacks	213,131,949	97.90%	4,562,926	2.10%
Siân M. Matthews	211,083,715	96.96%	6,611,160	3.04%
Ira Gluskin	217,530,618	99.93%	164,257	0.07%
Camille Douglas	217,577,413	99.95%	117,462	0.05%
Frank Cohen	216,149,341	99.29%	1,545,535	0.71%
Renee L. Glover	217,624,757	99.97%	70,118	0.03%
Gary Berman	217,050,387	99.70%	644,488	0.30%
Geoff Matus	216,719,992	99.55%	974,883	0.45%

2.Appointment of Auditors
PricewaterhouseCoopers LLP was reappointed as the auditor of Tricon and the board of directors of Tricon was authorized to fix the auditor’s remuneration. The outcome of the vote (including votes by proxy and virtually at the Meeting) was as follows:

Votes For		Votes Withheld
Number	%	Number	%
219,168,127	99.90%	226,887	0.10%

3.Resolution to Continue, Amend and Restate Tricon’s Shareholder Rights Plan
The resolution approving the continuation, amendment and restatement of Tricon’s shareholder rights plan, as set out in the Circular, was approved. The outcome of the vote (including votes by proxy and virtually at the Meeting) was as follows:

Votes For		Votes Against
Number	%	Number	%
206,852,305	95.02%	10,842,569	4.98%

DATED this 22nd day of June, 2022.

TRICON RESIDENTIAL INC.
Per:	“David Veneziano”
Name: David Veneziano
Title: Chief Legal Officer and Corporate Secretary